Mail Stop 6010

August 14, 2007

Frank Sklarsky
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

      Re: **Eastman Kodak Company**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                File No. 001-00087

Dear Mr. Sklarsky:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant